Contacts: **Leiv Lea**
Pharmacyclics, Inc.
(408) 774-0330
Carolyn Wang
WeissComm Partners
(415) 946-1065

Pharmacyclics' Novel Factor VIIa Inhibitor Demonstrates Potential Inhibition of Tumor Growth in Multiple Types of Cancer

SAN DIEGO and SUNNYVALE, Calif., April 16, 2008 – Pharmacyclics, Inc. (Nasdaq: PCYC) today presented preclinical results demonstrating the anti-tumor activity of PCI-27483, the company's small-molecule Factor VIIa inhibitor. The data were presented during the Annual Meeting of the American Association for Cancer Research (AACR) being held this week in San Diego, CA.

Researchers reported that in animal models of human pancreatic tumors, treatment with PCI-27483 led to inhibition of tumor growth. PCI-27483 was administered twice daily at either 60 mg/kg or 90 mg/kg, resulting in 42 percent and 85 percent inhibition of tumor growth, respectively, after 15 days of treatment. Additional mechanistic studies showed that PCI-27483 blocked key tumor growth signals. Previous work has shown significant growth inhibition in lung and colorectal cancer models. Pharmacyclics anticipates filing an IND for PCI-27483 in the second half of 2008.

"These results support our IND-enabling studies for use of PCI-27483 in treatment of cancer and to protect against associated thromboembolic diseases," said David J. Loury, Ph.D., vice president of preclinical studies for Pharmacyclics. "These findings indicate that Factor VIIa inhibition is potentially a novel treatment approach for patients whose tumors depend on Factor VIIa activity for progression."

Factor VII is a blood protein involved in clotting. Many types of cancer, such as lung, breast, pancreatic, colorectal, gastric and others, express high levels of a cell surface protein known as tissue factor. After binding to tissue factor, Factor VII becomes activated and triggers a host of physiologic processes that facilitate the growth, invasion and spread of many tumors, as well as angiogenesis, or the growth of new blood vessels that supply the tumors with nutrients and oxygen. Activation of Factor VII (Factor VIIa) by tissue factor also leads to the high incidence of thrombotic complications seen in cancer patients. PCI-27483 selectively inhibits Factor VIIa when it is complexed with tissue factor.

"We're encouraged by the promising preclinical results with PCI-27483 as we broaden our portfolio of product opportunities," said Richard A. Miller, M.D., president and chief executive officer of Pharmacyclics. "We are working to move additional drug candidates forward from our diverse pipeline, including an HDAC inhibitor, now in a Phase 1 clinical trial for solid tumors, and motexafin gadolinium, which is currently in two Phase 2 trials sponsored by the National Cancer Institute."

About Pharmacyclics

Pharmacyclics is a pharmaceutical company developing innovative products to treat cancer and other serious diseases. The company is leveraging its small-molecule drug development expertise to build a pipeline in oncology and other diseases based on a wide range of targets, pathways and mechanisms. More information about the company, its technology, and products can be found at www.pharmacyclics.com. Pharmacyclics® and the "pentadentate" logo® are registered trademarks of Pharmacyclics, Inc.

NOTE: Other than statements of historical fact, the statements made in this press release about plans for filing an IND for PCI-27483, and other future plans for our clinical trials, progress of and reports of results from preclinical and clinical studies, clinical development plans and product development and corporate partnering activities are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. The words "project," "believe," "will," "may," "continue," "plan," "expect," "intend," "anticipate," variations of such words, and similar expressions also identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. The forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those in the forward-looking statements. Factors that could affect actual results include risks associated with unexpected delays in clinical trials and preclinical studies and the timing for making related regulatory filings; the fact that data from preclinical studies and Phase 1 or Phase 2 clinical trials may not necessarily be indicative of future clinical trial results; our ability to estimate accurately the amount of cash to be used to fund operations over the next 12 months, our ability to obtain future financing and fund the product development of our pipeline; the initiation, timing, design, enrollment and cost of clinical trails and preclinical studies; our ability to establish successful partnerships and collaborations with third parties; the regulatory approval process in the United States and other countries; and our future capital requirements. For further information about these risks and other factors that may affect the actual results achieved by Pharmacyclics, please see the company's reports as filed with the U.S. Securities and Exchange Commission from time to time, including but not limited to its annual report on Form 10-K for the period ended June 30, 2007 and its subsequently filed quarterly reports on Form 10-Q. Forward-looking statements contained in this announcement are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

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